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Exhibit 99.(a)(3)

July 14, 2003

Dear Information Resources, Inc. Stockholders:

        I am pleased to inform you that on June 29, 2003, Information Resources, Inc. ("IRI") entered into a definitive merger agreement with Gingko Corporation, and its wholly-owned subsidiary, Gingko Acquisition Corp. (together with Gingko Corporation, "Gingko"). Gingko Corporation was formed by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC. Pursuant to the merger agreement, Gingko has today commenced a tender offer to purchase all of the outstanding shares of IRI's common stock, together with the associated preferred share purchase rights, for $3.30 per share, net to the seller in cash, without interest, and one contingent value right per share. Each contingent value right represents the contractual right to receive an amount equal to a portion of the proceeds, if any, of IRI's antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. (now owned by VNU, N.V.), and IMS International, Inc.

        The tender offer is conditioned upon, among other things, a number of IRI shares being validly tendered and not withdrawn prior to the expiration date of the tender offer that, together with all other shares owned by Gingko, represents a majority of IRI's outstanding shares, on a fully diluted basis. The tender offer will be followed by a merger of Gingko Acquisition Corp. with and into IRI, whereby all shares of IRI's common stock not purchased in the tender offer (other than those shares for which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $3.30 per share in cash, without interest, and one contingent value right per share.

        Your Board of Directors, by unanimous vote, (i) has determined that the transactions contemplated by the merger agreement, including the tender offer and the merger, are advisable and in the best interests of IRI and its stockholders, and are fair to IRI's stockholders, and (ii) recommends that you accept Gingko's tender offer and tender your shares pursuant to the tender offer. If the merger requires stockholder approval, the Board also recommends that IRI's stockholders vote to approve and adopt the merger agreement and the merger.

        In arriving at its recommendation, the Board carefully considered a number of factors, as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the oral opinion, subsequently confirmed in writing, of the Board's financial advisor, William Blair & Company, L.L.C., dated June 29, 2003, to the effect that, as of the date of the opinion, and subject to the qualifications and limitations as set forth therein, the consideration to be received by holders of IRI common stock pursuant to the merger agreement is fair, from a financial point of view, to IRI's stockholders. A copy of William Blair's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by William Blair, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

        Enclosed for your consideration are copies of Gingko's tender offer materials and IRI's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. We urge you to read both the Schedule 14D-9 and the related tender offer documents carefully before making a decision with respect to the tender offer.

Sincerely,

Joseph P. Durrett Chairman, Chief Executive Officer and President

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  Exhibit 99.(a)(3)